UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51217, 001-36693

SEARS HOLDINGS SAVINGS PLAN

(Exact name of registrant as specified in its charter)

3333 Beverly Road

Hoffman Estates, IL 60179

(847) 286-2500

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Plan Interests Under the

Sears Holdings Savings Plan

(Title of each class of securities covered by this Form)

Sears Holdings Corporation, Common Stock, par value $0.01 per share(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1)	Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Sears Holdings Savings Plan (the “Plan”), the duty of Sears Holdings Corporation (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common stock, par value $0.01 per share (the “Common Stock”).

(2)	Effective January 1, 2017, the Sears Holdings Corporation Stock Fund that was part of the Plan was closed to new investments, and no further offers or sales of the Company’s Common Stock are being made through the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Sears Holdings Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SEARS HOLDINGS SAVINGS PLAN

Date: January 27, 2017	By:	/s/ Robert A. Riecker
		Name:	Robert A. Riecker
		Title:	Member of Administrative Committee and Controller and Head of Capital Market Activities of Sears Holdings Corporation